FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December     , 2007
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F XForm 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  No X
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)

Date December 26, 2007	By	/s/ Hiroshi Kawashimo
(Signature)*

Hiroshi Kawashimo Deputy Senior General Manager Global Finance Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1.    Notice regarding revision of projected dividend for the fiscal year ending December 31, 2007 (the 107th Business Term)

December 26, 2007
Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[Tokyo (First section) and other Stock Exchanges]
Inquiries:
Masahiro Osawa
Managing Director, Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111
Notice regarding revision of projected dividend for the fiscal year ending
December 31, 2007 (the 107th Business Term)
At a Board of Directors meeting held on December 26, 2007, a decision was made to revise the projected year-end dividend for the fiscal year ending December 31, 2007 (the 107th Business Term) as follows.
1.	Reasons for the projected dividend revision

This year, the second year of Canon’s latest five-year initiative — Phase III of the Excellent Global Corporation Plan — the Company is steadily progressing forward the financial goals under such plan and expects to achieve its eighth consecutive year of sales and profit growth.
Based on this expectation, and in order to enhance shareholder return and steadily pursue our medium- to long-term objective targeting a payout ratio of 30% on a consolidated basis, the following revision was made to the year-end dividend projection.
2.	Details of the revision

Dividend per share
	Mid-term (Results)	Year-end	Full Year
Previous projection (July 26, 2007)	50.00 yen	50.00 yen	100.00 yen
Current revision	50.00 yen	60.00 yen	110.00 yen
Previous year’s dividend payout (Fiscal year ending December 31, 2006)	33.33 yen	50.00 yen	83.33 yen

Note:

Canon made a 3-for-2 stock split on July 1, 2006. The mid-term dividend for the previous year has been adjusted to reflect the stock split.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.